Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

December 2, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Four

File No.: 333-158584

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The changes are made in response to staff comments on the initial filing of the Registration Statement and we have added unaudited interim financial statements for nine months ended September 30, 2010. The paragraph numbers below correspond to the sequence of the comments in your comment letter dated October 7, 2010.

The Offering

The disclosure relating to the termination of the offering has been clarified.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

The direct sales portion of the Company’s business meets the principal requirements of FASB ASC 605-45-45 to be recorded on a “gross” basis as follows:

Guideline from ASC-45-45	Status of Company Transaction

Entity is the primary obligor

In every transaction recorded as a direct sale, the Company has the direct and complete responsibility and obligation to provide each and every product covered by the purchase order. Customers have no dealings with the Company’s vendors.

Entity has general inventory risk upon customer return.

If a product is returned, it is returned to the Company and not to the vendor. The Company has the responsibility of issuing a credit to its customer. If the product is defective, the Company negotiates directly on its own behalf with the vendor. If the returned product is not defective and the vendor is unwilling to take it back, the Company suffers the loss.

Entity has latitude in establishing price.

All price discussions on sales to customers are conducted privately between the Company and the customer. The vendor has no involvement. Likewise, negotiations between the Company and vendor about cost are entirely between them. Selling price to the Company’s customer is not generally disclosed to the vendor.

Entity has discretion in supplier selection.	The Company selects suppliers based on the specific needs of its customer.

Entity is involved in the determination of product specification.

The customer describes what is needed in terms of specification to the Company. The Company then recommends any modifications or changes that it believes make sense. After the specifications are finalized, the Company submits them to a vendor.

Entity has credit risk.

The Company bills each customer. If an amount does not get paid by the customer to the Company, the Company incurs the entire loss. Such nonpayment in no way reduces the Company’s obligation to its vendor.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

Veterans in Packaging, Inc

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